82-5769

UFJ Holdings, Inc

SUPPL


02002811

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	January 28, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

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* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

January 28, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

January 28, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Malfunction of Automatic settlement system of UFJ Bank

We hereby give additional information following on the announcement on January 24, 2002 of delay in automatic settlement conducted by UFJ Bank Limited (the "Bank"), a wholly owned subsidiary of UFJ Holdings.

1. Automatic settlement service is conducted on the original schedule from today.
2. Automatic deductions were duplicated for some customers. Mistakenly duplicated deductions will be duly cancelled.
3. Reports to payees on completed automatic settlement are not in the form required by each customer, but set by the Bank. We expect that it will be normalized by the middle of February.

The mainframe computer systems of the Bank have been operating normally since the systems integration was completed concurrent with the merger of Sanwa Bank and Tokai Bank. Therefore, other services have been provided as usual, including those through ATMs, branches, Internet, and telephone.